PROTEA BIOSCIENCES GROUP, INC.

Protea Biosciences Group, Inc.

1311 Pineview Drive, Suite 501

Morgantown, West Virginia 26505

February 15, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:           Protea Biosciences Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed February 9, 2017, File No. 000-51474

To whom it may concern:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) obtained during a telephone conference call between the Staff and legal counsel to Protea Biosciences Group, Inc. (the “Company”) held on February 14, 2017 concerning the Preliminary Proxy Statement filed by the Company on Schedule 14A on February 9, 2017 (the “Proxy Statement”).

We have set forth below the substance of the Staff’s comment followed by the Company’s responses.

Proposal No. 2

1.           Comment:           Please disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the approval of the amendment to the Certificate of Incorporation to increase the number of authorized shares of common stock from 500,000,000 to 750,000,000.

2.           Response:           The Company will amend the Proxy Statement to include the following disclosures in the Question and Answer section of the Proxy Statement and in Proposal No. 2:

Q:	WHAT IS THE PURPOSE OF THE CHARTER AMENDMENT TO CONSUMMATE THE AUTHORIZED COMMON STOCK INCREASE?

A:

“The purpose of the Restated Charter consummating the Authorized Common Stock Increase is to increase our authorized shares of Common Stock from 500,000,000 shares to 750,000,000 shares.

Our Board believes it is desirable and in the best interests of the Company to have a sufficient number of authorized shares of Common Stock available for purposes of (i) meeting our contractual commitments to investors should any outstanding convertible securities of the Company be converted into shares of our Common Stock; (ii) meeting our contractual obligations to investors that may exercise their outstanding warrants and to issue shares of Common Stock underlying these warrants to these investors; (iii) meeting our commitment to directors and officers in connection with issuance of shares underlying their warrants; and (iv) raising additional capital.

In addition to meeting our contractual obligations, as indicated above, the Company is actively seeking to raise additional working capital and contemplates issuing some or all of the newly authorized shares subject to Proposal No. 2. As disclosed in our Form 10-Q Quarterly Report for the fiscal quarter and nine month period ended October 31, 2016, pursuant to our private placement memorandum, dated as of October 31, 2016 (the “Memorandum”), the Company is offering, through a placement agent, a maximum of 500 Units of securities at a price of $10,000 per Unit for up to $5,000,000 in gross proceeds (the “Offering”). Each Unit consists of up to (a) 133,333.33 shares of common stock, par value $0.0001 (the “Common Stock”), (b) 18 month warrants to purchase 133,333.33 shares of Common Stock at an exercise price of $0.09 per share (the “Class A Warrants”), and (c) five year warrants to purchase 133,333.33 shares of Common Stock at an exercise price of $0.1125 per share (the “Class B Warrants” and together with the Class A Warrants, the “Investor Warrants”). If all 500 Units are sold, the Company will issue an aggregate of 66,666,667 shares of its Common Stock and Investor Warrants to purchase up to 133,333,334 shares of Common Stock. The Offering will terminate on or before March 31, 2017.

Except as set forth above, the Company has no present plans, agreements or arrangements in place to issue any additional shares of its Common Stock that may be authorized under the Restated Charter to consummate the Authorized Common Stock Increase.

As of February 2, 2017, we had outstanding an aggregate of 215,432,204 shares of Common Stock and an additional 204,441,694 shares are issuable upon conversion of convertible notes and exercise of Common Stock purchase warrants that were then outstanding.

Based on the foregoing, in the event that the Board of Directors elects to effectuate Proposal No. 2: The Restated Charter to consummate the Authorized Common Stock Increase, we must be in receipt of the requisite Consents from the Majority Stockholders and subsequently file the Restated Charter to consummate the Authorized Common Stock Increase with the Delaware Secretary of State.

The Restated Charter to consummate the Authorized Common Stock Increase is discussed in detail in “Proposal No. 2: Restated Charter to consummate the Authorized Common Stock Increase”. The full text of the proposed Restated Charter to consummate the Authorized Common Stock Increase is included as Exhibit A to this Consent Solicitation Statement.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and that Staff comments or changes to disclosure in response to Staff comments on the Proxy Statement do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned or Elliot Weiss, Esq. of CKR Law LLP (310-312-1860 or 917-817-7818) if you have any questions or require additional information.

Very truly yours,

/s/ Stephen Turner

Stephen Turner

President

PROPOSAL #2:

CHARTER AMENDMENT TO CONSUMMATE THE AUTHORIZED CAPITAL INCREASE

Proposed Amendment

On January 31, 2017, our Board have approved and authorized to increase our authorized capital stock from 500,000,000 shares of the Common Stock, and 10,000,000 shares of preferred stock, par value $0.0001 per share, to 750,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, par value $0.0001 per share, and filing of the proposed Restated Charter, implementing this Authorized Common Stock Increase. The Board has ordered that a proposed Restated Charter, implementing the Authorized Common Stock Increase, be presented to our stockholders for their approval by written consent in lieu of a special meeting of the stockholders. The Board is now asking you to approve the Restated Charter to constitute the authorized Common Stock Increase.

Reasons for the Amendment

The purpose of the Restated Charter consummating the Authorized Common Stock Increase is to increase our authorized shares of Common Stock from 500,000,000 shares to 750,000,000 shares.

Our Board believes it is desirable and in the best interests of the Company to have a sufficient number of authorized shares of Common Stock available for purposes of (i) meeting our contractual commitments to investors should any outstanding convertible securities of the Company be converted into shares of our Common Stock; (ii) meeting our contractual obligations to investors that may exercise their outstanding warrants and to issue shares of Common Stock underlying these warrants to these investors; (iii) meeting our commitment to directors and officers in connection with issuance of shares underlying their warrants; and (iv) raising additional capital.

In addition to meeting our contractual obligations, as indicated above, the Company is actively seeking to raise additional working capital and contemplates issuing some or all of the newly authorized shares subject to Proposal No. 2. As disclosed in our Form 10-Q Quarterly Report for the fiscal quarter and nine month period ended October 31, 2016, pursuant to our private placement memorandum, dated as of October 31, 2016 (the “Memorandum”), the Company is offering, through a placement agent, a maximum of 500 Units of securities at a price of $10,000 per Unit for up to $5,000,000 in gross proceeds (the “Offering”). Each Unit consists of up to (a) 133,333.33 shares of common stock, par value $0.0001 (the “Common Stock”), (b) 18 month warrants to purchase 133,333.33 shares of Common Stock at an exercise price of $0.09 per share (the “Class A Warrants”), and (c) five year warrants to purchase 133,333.33 shares of Common Stock at an exercise price of $0.1125 per share (the “Class B Warrants” and together with the Class A Warrants, the “Investor Warrants”). If all 500 Units are sold, the Company will issue an aggregate of 66,666,667 shares of its Common Stock and Investor Warrants to purchase up to 133,333,334 shares of Common Stock. The Offering will terminate on or before March 31, 2017.

Except as set forth above, the Company has no present plans, agreements or arrangements in place to issue any additional shares of its Common Stock that may be authorized under the Restated Charter to consummate the Authorized Common Stock Increase.

As of February 2, 2017, we had outstanding an aggregate of 215,432,204 shares of Common Stock and an additional 204,441,694 shares are issuable upon conversion of convertible notes and exercise of Common Stock purchase warrants that were then outstanding.

In light of above, w believe that the Restated Charter consummating the Authorized Common Stock Increase would give us greater flexibility to both meet our existing contractual obligations and in raising capital to support our operating business and freely pursue new business opportunities by making such additional shares of Common Stock available without incurring the delay and expense of conducting a special meeting of our stockholders.

No Dissenters’ Rights

In connection with the approval of the Restated Charter to consummate the Authorized Common Stock Increase, you and our other stockholders will not have a right to dissent and obtain payment for shares under the DGCL or our Certificate of Incorporation or By-laws, as amended to date.

Effectiveness of the Authorized Common Stock Increase

Our Board of Directors has the discretion to determine the date on which to effectuate the Restated Charter to consummate the Authorized Common Stock Increase and may determine not to proceed with the Authorized Common Stock Increase, even if approved by our stockholders.

Assuming that we receive the requisite Consents from our Majority Stockholders, in the event that our Board of Directors elects to consummate the Reverse Split under Proposal No. 3 (the Reverse Split Proposal) on or prior to March 31, 2017, the Board of Directors will not effectuate Proposal No. 2: The filing of the Restated Charter to consummate the Authorized Common Stock Increase. In the event that we do not consummate the Reverse Split on or prior to March 31, 2017, we will consummate the Authorized Common Stock Increase by filing the Restated Charter with the Secretary of State of the State of Delaware as soon as practicable following March 31, 2017.

However, even if we do consummate the Authorized Common Stock Increase on or about March 31, 2017, our Board of Directors will still reserve and maintain the right to consummate the Reverse Split at any time thereafter up to a date which shall be no later than one year after the date the Reverse Split Proposal is approved by the Consent of the Majority Stockholders.

Required Vote

The Proposal requires written Consents from holders of record of at least a majority of the issued and outstanding shares of our Common Stock on the Record Date who are entitled to submit such Consents.

Recommendation of the Board of Directors

RECOMMENDATION OF THE BOARD OF DIRECTORS.  The Board of Directors recommends that you CONSENT (FOR) the Proposal No. 2 for the Restated Charter, implementing the Authorized Common Stock Increase.